UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Feihe International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

31429Y103
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31429Y103	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander Christy, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 356,184
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 356,184
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,184
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 31429Y103	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Equities First Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 356,184
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 356,184
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,184
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 31429Y103	SCHEDULE 13G

Item 1(a)	Name of Issuer:

Feihe International, Inc. (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Star City International Building, 10 Jiuxianqiao Road, C-16th Floor Chaoyang District, Beijing, China, 100016

Item 2(a)	Name of Person Filing:

Alexander Christy, Jr.

Equities First Holdings, LLC

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

Alexander Christy, Jr.
c/o Equities First Holdings, LLC
10 West Market Street
Suite 3050
Indianapolis, IN 46204

Equities First Holdings, LLC
10 West Market Street
Suite 3050
Indianapolis, IN 46204

Item 2(c)	Citizenship

Alexander Christy, Jr. - United States

Equity First Holdings, LLC - Delaware

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

31429Y103

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 31429Y103	SCHEDULE 13G

Item 4.                      Ownership

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Alexander Christy, Jr.	356,184 shares of common stock	1.8%	356,184 shares of common stock	0	356,184 shares of common stock	0
Equities First Holdings, LLC	356,184 shares of common stock	1.8%	356,184 shares of common stock	0	356,184 shares of common stock	0

Equities First Holdings, LLC has direct beneficial ownership of 356,184 shares of common stock of the Issuer.  Mr. Christy is the president and sole owner of Equities First Holdings, LLC.

Pursuant to Section 13(d) of the Act, Mr. Christy may be deemed to be a beneficial owner of the shares of common stock of the Issuer held by Equities First Holdings, LLC.  However, pursuant to Rule 13d-4 of the Act, Mr. Christy disclaims beneficial ownership of the shares of common stock of the Issuer held by Equities First Holdings, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated:  February 14, 2013

EQUITIES FIRST HOLDINGS, LLC By: /s/ Alexander Christy, Jr. ___________________________ Name: Alexander Christy, Jr. Title: President	ALEXANDER CHRISTY, JR. /s/ Alexander Christy, Jr. ______________________________